UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _____)*


(Name of Issuer)
Aamaxan Transport Group.

(Title of Class of Securities)
Convertible Preferred Stock

(CUSIP Number)
00252R303

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

David Hill
Pope Asset Management, LLC
5100 Poplar Avenue Suite 805
Memphis TN  38137
901-763-4001

(Date of Event which Requires Filing of this Statement) 12/31/2009

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject
of this Schedule 13D, and is filing this schedule
because of 240.13d-1(e), 240.13d-1(f)
or 240.13d-1(g), check the following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No 00252R303


1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Pope Asset Management, LLC  621871308

2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.
SEC Use Only

4.
Source of Funds (See Instructions) OO

5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)


6.
Citizenship or Place of Organization Tennessee USA

Number of Shares Beneficially Owned by Each Reporting Person
With

7.
Sole Voting Power 2456342

8.
Shared Voting Power 2456342

9.
Sole Dispositive Power  2456342

10.
Shared Dispositive Power 2456342


11.
Aggregate Amount Beneficially Owned by Each Reporting Person
2456342

The amount reported above includes aggregate of ownerhsip by Pope Asset Management, LLC and Pope Investments II LLC. Pope Asset Management, LLC is the investment adviser for Pope Investments
II LLC.  Pope Investments II LLC
owns 2,456,342 preferred shares of Aamaxan Transport Group, Inc. Therefore, Pope Asset Management, LLC, which serves as investment advisor to Pope Investments II LLC could be deemed to be beneficial owner of 2,456,342 preferred shares of Aamaxan Transport Group, LLC.

12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)


13.
Percent of Class Represented by Amount in Row (11) 61.28%


14.
Type of Reporting Person (See Instructions)
IA



1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Pope Investments II LLC  26-0281944


2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)


3.
SEC Use Only

4.
Source of Funds (See Instructions) OO

5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)

6.
Citizenship or Place of Organization Delaware, USA

Number of Shares Beneficially Owned by Each Reporting
Person With

7.
Sole Voting Power 2456342

8.
Shared Voting Power 2456342

9.
Sole Dispositive Power  2456342

10.
Shared Dispositive Power 2456342


11.
Aggregate Amount Beneficially Owned by Each Reporting Person
2456342


12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)


13.
Percent of Class Represented by Amount in Row (11) 61.28%


14.
Type of Reporting Person (See Instructions)
00


1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
William P. Wells      426961338



2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)


3.
SEC Use Only

4.
Source of Funds (See Instructions) OO

5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)


6.
Citizenship or Place of Organization Tennessee USA

Number of Shares Beneficially Owned by Each Reporting
Person With

7.
Sole Voting Power 2456342

8.
Shared Voting Power 0

9.
Sole Dispositive Power  2456342

10.
Shared Dispositive Power 0


11.
Aggregate Amount Beneficially Owned by Each Reporting Person
2456342


The amount reported above includes aggregate of ownerhsip by Pope Asset Management, LLC and Pope Investments II LLC. William P. Wells is Chief Manager of Pope Asset Management, LLC. Pope Asset
Management, LLC is the investment adviser for Pope Investments
II LLC.  Pope Investments II LLC
owns 2,456,342 preferred shares of Aamaxan Transport Group, Inc.
Therefore, William P. Wells as Chief Manager of Pope Asset
Management, LLC,  which serves as investment advisor to Pope
Investments II LLC could be deemed to be beneficial owner of 2,456,342 preferred shares of Aamaxan Transport Group, LLC.

12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)


13.
Percent of Class Represented by Amount in Row (11) 61.28%


14.
Type of Reporting Person (See Instructions)
IN


Item
1.
Security and Issuer
Preferred stock shares of Aamaxan Transport Group whose principal address is Suite 6B, 1440 Hongqiao Road
Changning District
Shanghai
People's Republic of China 200336

Item
2.
Identity and Background
(a)
This 13-D Form is filed by and on behalf of: (i) Pope Asset
Management, LLC, a Tennessee limited liability company ("Pope Asset"), (ii) Pope Investments II LLC, a Delaware limited liability company
("Pope Investments"); and (iii) William P. Wells ("Mr. Wells").
This statement updates that certain Schedule 13 G initially filed by and on behalf of Pope Asset, Pope Investments, and William P. Wells on or around February 13, 2009. Pope Asset is a registered investment adviser and serves as an investment adviser and/or manager to various persons, including Pope Investments. Pope Asset is the sole manager for Pope Investments and has sole voting control and investment and disposition power and discretion with respect to all securities held by Pope Investments. The securities of the issuer reported in this statement were purchased at various times by Pope Asset, in its capacity as the sole manager of Pope Investments, for the account of and in the name of Pope Investments. Pope Asset may be deemed to beneficially own shares owned and/or held by and for the account of and/or benefit of various persons, including Pope Investments. Mr. Wells is the sole manager of Pope Asset. Mr. Wells may be deemed to own shares owned and/or held by and/or for the account of and/or benefit of Pope Investments. Pope Asset, Pope Investments and Mr. Wells each declares that neither the filing of this statement nor anything herein shall be construed as an admission that such reporting person is,for the purposes of
Section 13(d) or 13 (g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement. Each of Pope Asset, Pope Investments and Mr. Wells may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of
Section 13(d) or 13(g) of the Act.
Each of Pope Asset, Pope Investments and Mr. Wells declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of
Section 13(d) or 13(g) of the Act or any other purpose, (i) acting
(or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer, or (ii) a member of any group with respect tothe issuer or any securities of the issuer. Pope Investments, Pope Asset and Mr. Wells have entered into a Joint Filing Agreement, a copy of which is filed with this statement as Exhibit 99.1, pursuant to which they have agreed to file this Schedule
13D jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

(b)
5100 Poplar Avenue, Suite 805, Memphis, TN  38137

(c)
The principal business of each of the reporting persons is as follows:
(i) Pope 2 is a pooled investment company that is primarily invests in private equity, small public company investment opportunities that are more suited for a pooled investment company, short sell ideas, etc.
(ii) Pope Asset Management is registered investment advisor that manages client assets by implementing a global, multi-cap, value investment strategy investing in companies that are deemed to be undervalued relative to their intrinsic value. Pope Asset Management is the manager of Pope 2, and (iii) Mr. Wells is the Chief Manager of Pope Asset Management and Managing Member of Pope 2.

(d)
During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors),nor have either of them been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

(e)
During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors),nor have either of them been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

(f)
Citizenship. Pope Asset in a Tennessee limited liability company. Pope Investments II is a Delaware limited liability company.
William P. Wells is a U.S. citizen and resident of Tennessee.

Item
3.
Source and Amount of Funds or Other Consideration

The source of all funds invested in Aamaxan Transport Group, Inc. were funds from Pope Investments II. As reported in the Schedule 13G filed by Pope Asset on or around February 13, 2009, acquired 1,919,017 shares of preferred stock of the Aaxmaxan Transport, Inc., in exchange for $6,000,000 of its own funds. Additional purchases for shares from Buyers as described below also were derived from its own funds.

The parties to the initial transactions included:
Pope Investments II LLC, Jayhawk, Guerrilla Partners, Heller Capital,
Alder Capital, Patara Capital, Ancora, Chestnut, Matt Hayden, Paragon Capital, and Daybreak Special Situations Master Fund, Ltd.
(collectively, the "Buyers" and each a "Buyer").

No part of the purchase price paid by Pope Investments with respect to the transaction noted above is represented by funds or other consideration borrowed or otherwise obtained for purpose of acquiring, holding, trading or voting the securities.


Item
4.
Purpose of Transaction
The purpose of all of the acquisition of securities of the issuer was and remains to be for investment purposes only.


Describe any plans or proposals which the reporting persons may have which relate to or would result in:

On March 13, 2008, Pope 2 entered into an agreement
(the Securities Purchase Agreement) with Aamaxan Transport Group, Inc. Pursuant to the terms and conditions of the Stock Purchase Agreement, Pope Investments acquired 1,919,017 shares of preferred stock of Aamaxan Transport Group, Inc. Subsequently, due to various other incidents, Pope Investments purchased the ownership of additional shares of preferred stock from the initial Buyers. As such, Pope Investments increased its ownership of Aamaxan Transport Group, Inc. to 2,456,342 shares of preferred stock, 61.28% of the Issuer's preferred stock. On an as-converted basis, Pope Investments owns approximately 15.36% of the outstanding common and preferred stock combined.

Due to certain events conducted by former senior management of the Issuer, the contractual relationship between the various operating subsidaries and ultimate holding company has been severed and are no longer enforced.
As such, an employee of Pope Asset Management, LLC. was appointed to the board as sole director on account of the Issuer.


Item
5.
Interest in Securities of the Issuer

(a) Each of the Reporting Persons is deemed to beneficially own 2,456,342 shares of preferred stock of the Issuer, or approximatley 61.28% of the preferred stock class. However, each of the Reporting Persons could be deemed to beneficially own 2,456,342 shares of preferred stock of the Issuer constituting 15.36% of the Issuers issued and outstanding common stock and preferred stock, on as-converted basis, combined.

The calculation of the foregoing percentage is on the basis of 4,008,188 shares of preferred stock. The Issuer also has 15,991,812 shares of common stock as well. The Issuer has 20,000,000 shares of the issuers preferred, on an as-converted basis and common stock outstanding as disclosed in the issuers
Form 10-Q for the quarter ended June 30, 2008 as filed on August 19, 2008. Per the Issuer's 15-12G filing on August 3, 2009, the Issuer no longer required to file any filings.

Pope Asset, as the manager of Pope Investments, may also be deemed to beneficially own the above described securities of the issuer owned by Pope Investments.

Mr. Wells, as the manager of Pope Asset, may also be deemed to beneficially own the above-described securities of the issuer beneficially owned by Pope Asset.The foregoing should not be construed in and of itself as an admission by Pope Asset or Mr. Wells as to the beneficial ownership of securities of the issuer held by Pope Investments.

(b) Pope Investments may be deemed to hold shared power to vote and to dispose of the 2,456,342 shares of preferred stock described in (a) above. Pope Asset may be deemed to hold shared power to vote and to dispose of the 2,456,342 shares of the issuer's preferred stock described in (a) above. Mr. Wells may be deemed to hold sole power to vote and to dispose of the 2,456,342 shares of the issuer's preferred stock described in (a) above.
The foregoing should not be construed in and of itself as an admission by Pope Asset or Mr. Wells as to the beneficial ownership of the securities of the issuer held by Pope Investments.

(c)  None.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from,or proceeds from the sale of, the shares of issuer's common stock reported in this statement.

(e)  Not Applicable.

Pope Asset and Mr. Wells do not directly own any shares of the issuer's Common Stock. Pope Asset is the sole Manager of Pope Investments. Mr. Wells is the Manager of Pope Asset.
Pope Asset may be deemed to beneficially own shares owned and/or held by and for the account of and/or benefit of various persons, including Pope Investments.
Mr. Wells may be deemed to own shares owned and/or held by and/or for the account of and/or benefit of Pope Investments. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such reporting person is, for the purposes of Section
13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item
6.
Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

Except for the Securities Purchase Agreement described in Item 4 of this Schedule 13D there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. None.


Item
7.
Material to Be Filed as Exhibits

Exhibit "A": Joint filing Agreement, dated as of February 16, 2010, by and among Pope Investments, Pope Asset and Mr. Wells.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date  02/16/2010



JOINT FILING AGREEMENT

(i) Each of the undersigned is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) Each of the undersigned is responsible for the timely filing of such
Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:  February 16, 2010

POPE INVESTMENTS II LLC
By:Pope Investments II LLC /s/ William P. Wells, Managing Member
By:Pope Asset Management, LLC, /s/William P. Wells, President
By:WILIAM P. WELLS /s/William P. Wells Signature

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.